Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
USA

date 23 April 2007

07023218

SUPPL

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find the following publications of Heineken Holding N.V.

- Press release AGM 19 April 2007
- Dividend Announcement dated 20 April 2007

These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

PROCESSED
MAY 0 7 2007
THOMSON
FINANCIAL

Enclosures

Heineken Holding N.V. General Meeting of Shareholders adopts all proposals on agenda

Amsterdam, 19 April 2007 - Heineken Holding N.V. announced today that its Annual General Meeting of Shareholders (AGM) has adopted all proposals on the agenda of the meeting. The most important resolutions and announcements are listed below.

Dividend

The Board of Directors announced the distribution of a dividend over 2006 of €0.60 per ordinary share of € 1.60 nominal value. Since an interim dividend of €0.16 was paid on 20 September 2006, the final dividend will be €0.44 per ordinary share.

Heineken Holding N.V. shares will be quoted ex dividend on Monday 23 April 2007. The final dividend will be made payable as of Tuesday 8 May 2007.

Extension of the authorisation of the Board of Directors to acquire own shares

The AGM has authorised the Board of Directors for the statutory maximum period of 18 months, starting 19 April 2007, to acquire own shares subject to the following conditions and with due observance of the law and the Articles of Association:

a. The maximum number of shares which may be acquired is the statutory maximum of 10% of the issued share capital of the company;
b. Transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction or, in the absence of such a price, the latest price quoted therein;
c. Transactions may be executed on the stock exchange or otherwise.

Extension of the authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights

The AGM has authorised the Board of Directors for a period of 18 months, starting 19 April 2007, to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

The full list of resolutions by the AGM of Heineken Holding N.V. of 19 April 2007 can be found under Investor Relations on www.heinekeninternational.com.

Investors' and analysts' enquiries:
Jan van de Merbel
Tel: +31 20 523 9590
e-mail: investors@heineken.com

Press enquiries:
Véronique Schyns
Tel: +31 20 523 9355
e-mail: veronique.schyns@heineken.com

Announcement **File no. 82-5149**

HEINEKEN HOLDING N.V.

registered in Amsterdam

The Board of Directors of Heineken Holding N.V. hereby gives notice that a dividend of €0.60 per ordinary share of €1.60 nominal value has been declared for the 2006 financial year. The interim dividend of €0.16 already made payable on 20 September 2006 will be deducted from this. The final dividend per ordinary share is therefore €0.44.

The final dividend, less 15% dividend withholding tax, will be made payable as of 8 May 2007 at ABN AMRO Bank N.V., Amsterdam.

The company's shares will be quoted ex-dividend on the stock exchange of Euronext Amsterdam as of 23 April 2007. The record date is 25 April 2007 after closing of the stock exchange of Euronext Amsterdam.

Amsterdam, 20 April 2007

END